SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 2)*

Builders FirstSource, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

12008R 10 7
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 12008R 10 7	Page 2 of 20 Pages

1.	Names of Reporting Persons
Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 49,994
Shares
Beneficially	8.	Shared Voting Power: 4,175,923
Owned by
Each	9.	Sole Dispositive Power: 49,994
Reporting
Person With	10.	Shared Dispositive Power: 4,175,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,225,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
4.4%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 3 of 20 Pages

1.	Names of Reporting Persons
Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 4,145,923
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 4,145,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,145,923

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
4.3%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 4 of 20 Pages

1.	Names of Reporting Persons
Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 57,850
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 57,850

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
57,850

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 12008R 10 7	Page 5 of 20 Pages

1.	Names of Reporting Persons
Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 4,072,723
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 4,072,723

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,072,723

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
4.2%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 12008R 10 7	Page 6 of 20 Pages

1.	Names of Reporting Persons
Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 30,000
Shares
Beneficially	8.	Shared Voting Power: -0-
Owned by
Each	9.	Sole Dispositive Power: 30,000
Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 12008R 10 7	Page 7 of 20 Pages

1.	Names of Reporting Persons
Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 1,283,465
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 1,283,465

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,283,465

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 8 of 20 Pages

1.	Names of Reporting Persons
Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 1,283,465
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 1,283,465

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,283,465

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.3%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 12008R 10 7	Page 9 of 20 Pages

1.	Names of Reporting Persons
The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 859,499
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 859,499

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
859,499

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 12008R 10 7	Page 10 of 20 Pages

1.	Names of Reporting Persons
Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 423,966
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 423,966

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
423,966

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 12008R 10 7	Page 11 of 20 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of Builders FirstSource, Inc. (the "Issuer"), filed on February 9, 2010 with the Commission as amended by Amendment No. 1 thereto filed on January 31, 2011 (the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background.

Item 2 of the Amended Statement is hereby amended and restated to read as follows:

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, RMC and RIC, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Grassi & Co.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 6 East 43rd Street, 23rd Floor, New York, NY, 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 488 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
CUSIP No. 12008R 10 7	Page 12 of 20 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the 15,350 shares of Common Stock held by ROBT is $51,698.47 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital.

The aggregate purchase price of the 57,850 shares of Common Stock held by Robotti & Company is $161,994.31 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

The aggregate purchase price of the 2,789,258 shares of Common Stock held by Robotti Advisors is $8,485,237.66 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 30,000 shares of Common Stock held by Suzanne Robotti is $101,273.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 909,493 shares of Common Stock previously held by RIC is $3,166,159.08 (including brokerage fees and expenses).  All of these shares of Common Stock were paid for using RIC's working capital.  On January 2, 2013, 49,994 shares of the 909,493 shares of Common Stock previously held by RIC were distributed from RIC to Robert Robotti.

The aggregate purchase price of the 423,966 shares of Common Stock held by RI is $1,440,546.54 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of August 20, 2013, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person

Aggregate Number of Shares of Common Stock
Number of Shares of Common Stock: Sole Power to Vote or Dispose
Number of Shares of Common Stock: Shared Power to Vote or Dispose

Approximate Percentage*

Reporting Person	Aggregate Number of Shares of Common Stock	Number of Shares of Common Stock: Sole Power to Vote or Dispose	Number of Shares of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	4,225,917	49,994	4,175,923	4.35%
ROBT (1)(2)(3)(4)	4,145,923	0	4,145,923	4.27%
Robotti & Company (1)(3)	57,850	0	57,850	**
Robotti Advisors(1)(4)(7)(8)	4,072,723	0	4,072,723	4.19%

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 13 of 20 Pages

Suzanne Robotti(1)(5)(6)	30,000	30,000	0	**
Wasiak (1)(7)(8)	1,283,465	0	1,283,465	1.32%
RMC (1)(7)(8)	1,283,465	0	1,283,465	1.32%
RIC (1)(7)	859,499	0	859,499	**
RI (1)(8)	423,966	0	423,966	**

*Based on 97,193,947 shares of Common Stock, par value $0.01 per share outstanding as of July 31, 2013 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for period ended June 30, 2013.
**Less than one percent.

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Robotti shares with ROBT the power to vote or direct the vote of, and shares the power to dispose or direct the disposition of, 15,350 shares of the Common Stock owned by ROBT.
(3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote of, and shares the power to dispose or direct the disposition of, 57,850 shares of Common Stock owned by the discretionary customers of Robotti & Company.
(4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote of, and shares the power to dispose or direct the disposition of, 4,072,723 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(5) Suzanne Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or direct the disposition of, 30,000 shares of Common Stock.
(6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
(7) Each of Messrs. Robotti and Wasiak, Robotti Advisors and RMC share with RIC the power to vote or direct the vote of, and shares the power to dispose or direct the disposition of, 859,499 shares of Common Stock owned by RIC.
(8) Each of Messrs. Robotti and Wasiak, Robotti Advisors and RMC share with RI the power to vote or direct the vote of, and shares the power to dispose or direct the disposition of, 423,966 shares of Common Stock owned by RI.

(c) Except as otherwise set forth in this Statement, the table below lists all the transactions in the Issuer's Common Stock from July 30, 2011, sixty days prior to the event.  All such transactions were made by Robotti & Company, Robotti Advisors, RIC and RI in the open market.

Transactions in Shares Since July 30, 2011

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit
Robotti Advisors' Advisory Clients	08/11/2011	46,684	BUY	$1.7211
Robotti Advisors' Advisory Clients	08/11/2011	115,145	BUY	$1.7142
Robotti Advisors' Advisory Clients	08/12/2011	31,998	BUY	$1.7168
Robotti Advisors' Advisory Clients	08/12/2011	90,583	BUY	$1.7145
Robotti Advisors' Advisory Clients	08/15/2011	78	BUY	$1.75
Robotti Advisors' Advisory Clients	08/15/2011	122	BUY	$1.75
Robotti Advisors' Advisory Clients	08/18/2011	18,032	BUY	$1.7454
Robotti Advisors' Advisory Clients	08/18/2011	24,500	BUY	$1.7470
Robotti Advisors' Advisory Clients	08/19/2011	6,755	BUY	$1.7432
Robotti Advisors' Advisory Clients	08/19/2011	16,500	BUY	$1.7426
Robotti Advisors' Advisory Clients	08/22/2011	2,400	BUY	$1.7498

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 14 of 20 Pages

Robotti Advisors' Advisory Clients	08/22/2011	7,322	BUY	$1.7498
Robotti Advisors' Advisory Clients	08/23/2011	1,002	BUY	$1.75
Robotti Advisors' Advisory Clients	09/01/2011	918	BUY	$1.75
Robotti Advisors' Advisory Clients	09/02/2011	15,374	BUY	$1.7158
Robotti Advisors' Advisory Clients	09/02/2011	22,908	BUY	$1.7439
Robotti Advisors' Advisory Clients	09/06/2011	18,815	BUY	$1.7061
Robotti Advisors' Advisory Clients	09/08/2011	15,650	BUY	$1.7191
Robotti Advisors' Advisory Clients	09/09/2011	50,636	BUY	$1.6978
Robotti Advisors' Advisory Clients	09/12/2011	29,448	BUY	$1.6949
Robotti Advisors' Advisory Clients	09/13/2011	27,442	BUY	$1.7023
Robotti Advisors' Advisory Clients	09/14/2011	57,044	BUY	$1.6525
Robotti Advisors' Advisory Clients	09/15/2011	15,523	BUY	$1.7432
Robotti Advisors' Advisory Clients	09/16/2011	34,036	BUY	$1.7144
Robotti & Company's Discretionary Customers	09/16/2011	(800)	SELL	$1.7106
Robotti Advisors' Advisory Clients	09/19/2011	55,969	BUY	$1.6387
Robotti Advisors' Advisory Clients	09/20/2011	81,146	BUY	$1.6199
Robotti Advisors' Advisory Clients	09/21/2011	35,494	BUY	$1.5578
Robotti Advisors' Advisory Clients	09/22/2011	58,173	BUY	$1.4451
Robotti Advisors' Advisory Clients	09/23/2011	33,430	BUY	$1.493
Robotti Advisors' Advisory Clients	09/26/2011	23,770	BUY	$1.493
Robotti Advisors' Advisory Clients	09/27/2011	17,987	BUY	$1.493
Robotti Advisors' Advisory Clients	09/28/2011	24,212	BUY	$1.4721
Robotti Advisors' Advisory Clients	09/29/2011	50,178	BUY	$1.3533
Robotti Advisors' Advisory Clients	10/12/2011	24,000	BUY	$1.3922
Robotti Advisors' Advisory Clients	10/17/2011	10,150	BUY	$1.3652
Robotti Advisors' Advisory Clients	10/25/2011	1,100	BUY	$1.55
Robotti Advisors' Advisory Clients	10/26/2011	3,275	BUY	$1.5639
Robotti Advisors' Advisory Clients	11/01/2011	(3,100)	SELL	$1.5032
Robotti Advisors' Advisory Clients	11/01/2011	(1,406)	SELL	$1.5003
Robotti Advisors' Advisory Clients	11/04/2011	5,100	BUY	$1.472
RIC	11/04/2011	(2,139)	SELL	$1.50
RII	11/04/2011	(1,205)	SELL	$1.50
RIC	11/04/2011	(396)	SELL	$1.4999
Robotti Advisors' Advisory Clients	11/07/2011	4,200	BUY	$1.3986
RIC	11/07/2011	(3,288)	SELL	$1.50
RII	11/07/2011	(1,853)	SELL	$1.50
Robotti & Company's Discretionary Customers	11/08/2011	12,000	BUY	$1.4591
Robotti Advisors' Advisory Clients	11/08/2011	900	BUY	$1.40
RII	11/08/2011	(800)	SELL	$1.40
Robotti & Company's Discretionary Customers	11/09/2011	7,868	BUY	$1.40
Robotti & Company's Discretionary Customers	11/10/2011	2,732	BUY	$1.40
RIC	11/14/2011	(500)	SELL	$1.50
RII	11/15/2011	(6,755)	SELL	$1.50
RIC	11/15/2011	(3,807)	SELL	$1.50
RII	11/16/2011	(5,751)	SELL	$1.50
RIC	11/16/2011	(3,241)	SELL	$1.50
RII	11/17/2011	(8,255)	SELL	$1.50
RIC	11/17/2011	(4,653)	SELL	$1.50
RII	11/18/2011	(3,463)	SELL	$1.50

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 15 of 20 Pages

RIC	11/18/2011	(1,952)	SELL	$1.50
RII	11/21/2011	(2,032)	SELL	$1.50
RIC	11/21/2011	(1,145)	SELL	$1.50
RII	11/22/2011	(16,568)	SELL	$1.5008
RIC	11/22/2011	(9,338)	SELL	$1.5008
RII	11/29/2011	(40,150)	SELL	$1.5007
RIC	11/29/2011	(22,630)	SELL	$1.5007
RII	11/30/2011	(66,174)	SELL	$1.5263
RIC	11/30/2011	(37,299)	SELL	$1.5263
RII	12/01/2011	(42,462)	SELL	$1.5412
RIC	12/01/2011	(23,933)	SELL	$1.5412
RII	12/02/2011	(75,567)	SELL	$1.5748
RIC	12/02/2011	(44,644)	SELL	$1.5748
Robotti Advisors' Advisory Clients	12/12/2011	1,650	BUY	$1.9100
Robotti Advisors' Advisory Clients	12/13/2011	(1,208)	SELL	$1.9313
Robotti Advisors' Advisory Clients	12/14/2011	1,000	BUY	$1.8000
Robotti Advisors' Advisory Clients	12/20/2011	(20,861)	SELL	$1.8566
Robotti Advisors' Advisory Clients	01/12/2012	(2,000)	SELL	$2.4000
Robotti Advisors' Advisory Clients	01/13/2012	(1,000)	SELL	$2.4000
Robotti Advisors' Advisory Clients	01/17/2012	(3,000)	SELL	$2.4002
Robotti Advisors' Advisory Clients	02/01/2012	(1,900)	SELL	$2.5805
Robotti Advisors' Advisory Clients	02/08/2012	1,000	BUY	$3.0492
Robotti Advisors' Advisory Clients	02/08/2012	1,100	BUY	$3.0492
Robotti Advisors' Advisory Clients	02/08/2012	(2,500)	SELL	$3.1543
Robotti Advisors' Advisory Clients	02/09/2012	3,900	BUY	$3.0941
Robotti Advisors' Advisory Clients	02/17/2012	(53,591)	SELL	$3.0477
Robotti Advisors' Advisory Clients	02/21/2012	(2,804)	SELL	$3.0076
Robotti Advisors' Advisory Clients	02/22/2012	4,000	BUY	$2.7475
Robotti Advisors' Advisory Clients	02/22/2012	1,150	BUY	$2.7500
Robotti Advisors' Advisory Clients	02/23/2012	(6,077)	SELL	$2.9272
Robotti Advisors' Advisory Clients	02/28/2012	(300)	SELL	$3.0900
Robotti & Company's Discretionary Customers	02/29/2012	(2,500)	SELL	$3.0916
Robotti Advisors' Advisory Clients	02/29/2012	2,500	BUY	$3.0720
Robotti Advisors' Advisory Clients	03/02/2012	(2,875)	SELL	$3.1265
Robotti Advisors' Advisory Clients	03/05/2012	(625)	SELL	$3.1500
Robotti Advisors' Advisory Clients	03/15/2012	(2,086)	SELL	$3.9400
Robotti Advisors' Advisory Clients	03/30/2012	1,000	BUY	$4.2900
Robotti Advisors' Advisory Clients	04/03/2012	1,150	BUY	$4.0000
Robotti Advisors' Advisory Clients	04/05/2012	575	BUY	$3.8980
Robotti Advisors' Advisory Clients	04/10/2012	575	BUY	$3.7000
Robotti Advisors' Advisory Clients	04/10/2012	1,000	BUY	$3.7000
Robotti Advisors' Advisory Clients	04/17/2012	(5,880)	SELL	$3.9368
Robotti Advisors' Advisory Clients	04/18/2012	675	BUY	$3.8300
Robotti Advisors' Advisory Clients	04/18/2012	(18,800)	SELL	$3.8445
Robotti Advisors' Advisory Clients	04/23/2012	2,125	BUY	$3.4698
Robotti Advisors' Advisory Clients	05/15/2012	(131,706)	SELL	$4.3502
Robotti Advisors' Advisory Clients	05/15/2012	(191,793)	SELL	$4.3501
Robotti Advisors' Advisory Clients	05/16/2012	(300)	BUY	$4.3500
Robotti Advisors' Advisory Clients	05/16/2012	(1,257)	SELL	$4.3500
Robotti Advisors' Advisory Clients	05/23/2012	(1,458)	SELL	$3.8000
Robotti Advisors' Advisory Clients	06/04/2012	4,650	BUY	$3.5394

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 16 of 20 Pages

Robotti Advisors' Advisory Clients	06/04/2012	1,000	BUY	$3.5500
Robotti Advisors' Advisory Clients	06/06/2012	(13,950)	SELL	$3.5559
Robotti Advisors' Advisory Clients	06/07/2012	9,742	BUY	$3.7058
Robotti Advisors' Advisory Clients	06/08/2012	900	BUY	$4.0000
Robotti Advisors' Advisory Clients	06/11/2012	1,200	BUY	$3.9500
Robotti Advisors' Advisory Clients	06/12/2012	415	BUY	$3.9500
Robotti Advisors' Advisory Clients	06/13/2012	385	BUY	$3.9500
Robotti Advisors' Advisory Clients	06/14/2012	(9,742)	SELL	$4.0801
Robotti Advisors' Advisory Clients	06/15/2012	2,000	BUY	$4.0400
Robotti Advisors' Advisory Clients	06/19/2012	(5,613)	SELL	$4.5000
Robotti Advisors' Advisory Clients	06/19/2012	(22,313)	SELL	$4.4888
Robotti Advisors' Advisory Clients	06/21/2012	8,000	BUY	$3.9738
Robotti Advisors' Advisory Clients	06/27/2012	(63,738)	SELL	$4.5054
Robotti Advisors' Advisory Clients	06/27/2012	(5,137)	SELL	$4.4983
Robotti Advisors' Advisory Clients	06/28/2012	(78,813)	SELL	$4.5775
Robotti Advisors' Advisory Clients	06/29/2012	(220,070)	SELL	$4.7997
Robotti Advisors' Advisory Clients	07/02/2012	(123,260)	SELL	$4.9267
Robotti Advisors' Advisory Clients	07/06/2012	(1,450)	SELL	$5.3000
Robotti Advisors' Advisory Clients	07/26/2012	(2,142)	SELL	$3.7000
Robotti Advisors' Advisory Clients	08/09/2012	200	BUY	$3.7000
Robotti Advisors' Advisory Clients	8/30/2012	500	BUY	$4.4000
Robotti Advisors' Advisory Clients	9/12/2012	(1,550)	SELL	$4.8229
Robotti Advisors' Advisory Clients	9/17/2012	(1,000)	SELL	$5.2601
Robotti Advisors' Advisory Clients	9/27/2012	(1,400)	SELL	$5.1601
Robotti Advisors' Advisory Clients	10/10/2012	(21,318)	SELL	$4.6651
Robotti Advisors' Advisory Clients	10/11/2012	9,000	BUY	$4.6457
Robotti Advisors' Advisory Clients	11/9/2012	1,750	BUY	$5.1650
Robotti Advisors' Advisory Clients	11/13/2012	(1,000)	SELL	$5.0700
Robotti Advisors' Advisory Clients	11/14/2012	200	BUY	$4.8500
Robotti Advisors' Advisory Clients	11/15/2012	1,650	BUY	$4.3500
Robotti Advisors' Advisory Clients	11/30/2012	1,000	BUY	$5.2199
Robotti Advisors' Advisory Clients	12/3/2012	(13,700)	SELL	$5.2353
Robotti Advisors' Advisory Clients	12/11/2012	(1,000)	SELL	$5.2200
Robotti Advisors' Advisory Clients	12/12/2012	(16,241)	SELL	$5.1615
Robotti Advisors' Advisory Clients	12/27/2012	450	BUY	$5.1500
Robotti Advisors' Advisory Clients	01/02/2013	(433)	SELL	$5.8300
Robotti Advisors' Advisory Clients	01/04/2013	(3,540)	SELL	$6.0729
Robotti Advisors' Advisory Clients	02/04/2013	2,900	BUY	$6.0897
Robotti Advisors' Advisory Clients	02/04/2013	(3,050)	SELL	$6.0400
Robotti Advisors' Advisory Clients	02/22/2013	2,275	BUY	$5.2496
Robotti Advisors' Advisory Clients	03/08/2013	(483)	SELL	$6.0600
Robotti Advisors' Advisory Clients	03/14/2013	(852)	SELL	$6.0900
Robotti Advisors' Advisory Clients	04/08/2013	2,625	BUY	$5.5386
Robotti Advisors' Advisory Clients	05/08/2013	(12,634)	SELL	$6.5088
Robotti Advisors' Advisory Clients	05/14/2013	(79,664)	SELL	$7.1101
Robotti Advisors' Advisory Clients	05/14/2013	(32,800)	SELL	$7.1131
Robotti Advisors' Advisory Clients	05/15/2013	(94,494)	SELL	$7.0065
Robotti Advisors' Advisory Clients	05/15/2013	(59,450)	SELL	$7.0115
Robotti Advisors' Advisory Clients	05/16/2013	(15,650)	SELL	$7.0033
Robotti Advisors' Advisory Clients	05/16/2013	(12,500)	SELL	$7.0050
Robotti Advisors' Advisory Clients	05/17/2013	(11,800)	SELL	$7.0007
Robotti Advisors' Advisory Clients	05/17/2013	(14,049)	SELL	$7.0019

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 17 of 20 Pages

Robotti Advisors' Advisory Clients	05/20/2013	(100)	SELL	$7.0000
Robotti Advisors' Advisory Clients	05/20/2013	(500)	SELL	$7.0000
Robotti Advisors' Advisory Clients	05/21/2013	(9,360)	SELL	$7.0001
Robotti Advisors' Advisory Clients	05/21/2013	(7,660)	SELL	$7.0000
Robotti Advisors' Advisory Clients	05/22/2013	(27,132)	SELL	$7.0092
Robotti Advisors' Advisory Clients	05/22/2013	(19,929)	SELL	$7.0100
Robotti Advisors' Advisory Clients	05/28/2013	(31,918)	SELL	$7.0022
Robotti Advisors' Advisory Clients	05/28/2013	(30,177)	SELL	$7.0069
Robotti Advisors' Advisory Clients	05/29/2013	(1,300)	SELL	$7.0000
Robotti Advisors' Advisory Clients	05/29/2013	(4,700)	SELL	$7.0000
Robotti Advisors' Advisory Clients	06/13/2013	1,300	BUY	$6.3550
Robotti Advisors' Advisory Clients	06/18/2013	(47,941)	SELL	$7.0008
Robotti Advisors' Advisory Clients	06/18/2013	(29,615)	SELL	$7.0020
Robotti Advisors' Advisory Clients	06/19/2013	(200)	SELL	$7.0000
Robotti Advisors' Advisory Clients	06/19/2013	(1,161)	SELL	$7.0000
Robotti Advisors' Advisory Clients	06/20/2013	300	BUY	$6.1880
Robotti Advisors' Advisory Clients	07/18/2013	(2,100)	SELL	$6.7214
Robotti Advisors' Advisory Clients	08/15/2013	2,925	BUY	$5.2261

*In addition to the transactions listed above, during the period one or more accounts, which held a total of 33,177 of Common Stock, ceased being either a discretionary customer of Robotti & Company or an advisory client of Robotti Advisors.

(d)	Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)	As of July 2, 2012, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 7.	Materials To Be Filed As Exhibits

  The following documents are filed herewith or have been previously filed:

1.          Joint Filing Agreement dated as of February 9, 2010 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.          Power of Attorney, dated June 26, 2013, executed by Robert E. Robotti.

3.          Power of Attorney dated July 2, 2013, executed by Suzanne Robotti.

4.          Power of Attorney dated July 8, 2013, executed by Kenneth R. Wasiak

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 23, 2013
Robotti & Company, Incorporated

	/s/ Stephen Hart*	By:	/s/ Stephen Hart*
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Stephen Hart*	By:	/s/ Stephen Hart*
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Stephen Hart*		/s/ Stephen Hart*
	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		Ravenswood Investment Company, L.P.

By:	/s/ Stephen Hart*	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Stephen Hart*
Ravenswood Investments III, L.P.			Name: Robert E. Robotti
Title: Managing Member
By:	Ravenswood Management Company, L.L.C.
Its General Partner

By:	/s/ Stephen Hart*
Name: Robert E. Robotti
Title: Managing Member

* As attorney-in-fact for Robert E. Robotti.  Signed pursuant to Power of Attorney, dated as of June 26, 2013, granted by Mr. Robert E. Robotti included as Exhibit 2 hereto.

* As attorney-in-fact for Suzanne Robotti.  Signed pursuant to Power of Attorney, dated as of July 2, 2013, granted by Mrs. Suzanne Robotti included as Exhibit 3 hereto.

* As attorney-in-fact for Kenneth R. Wasiak.  Signed pursuant to Power of Attorney, dated as of July 8, 2013, granted by Mr. Kenneth R. Robotti included as Exhibit 4 hereto.

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 19 of 20 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Grassi & Co.
Business Address:	488 Madison Avenue, New York, New York 10022

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, New York, NY 10017

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SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 20 of 20 Pages

Exhibit Index

The following documents are filed herewith or previously filed:

	Exhibit	Page

(1)
Joint Filing Agreement dated as of February 9, 2010 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.
Previously Filed

(2)	Power of Attorney, dated June 26, 2013, executed by Robert E. Robotti.	Page 21

(3)	Power of Attorney dated July 2, 2013, executed by Suzanne Robotti.	Page 23

(4)	Power of Attorney dated July 8, 2013, executed by Kenneth R. Wasiak	Page 25

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